June 23, 2021

VIA EDGAR AND ACCELLION/KITEWORKS
SECURE FILE TRANSFER SYSTEM

Jan Woo, Esq.
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EverCommerce Inc. Registration Statement on Form S-1 Filed May 28, 2021 File No. 333-256641

Dear Ms. Woo:

On behalf of EverCommerce Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 4, 2021 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 filed on May 28, 2021 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”), which reflects certain revisions to the Registration Statement in response to the Comment Letter.

The bold and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1, and all page references in such responses are to page numbers in Amendment No. 1.

June 23, 2021

Summary Consolidated Financial and Operating Data, page 14

1.
We note that the weighted-average common shares used in your pro forma per share calculations has been adjusted for the 571,474 restricted stock awards that vested in connection with the Series C preferred stock financing.  Please tell us the amount of compensation expenses that was recorded upon such vesting and tell us your consideration to include an adjustment for such expense in the numerator for your pro forma per share calculations.  Also, please clarify why the number of vested shares noted here differs from the 553,341 shares as disclosed in your subsequent event footnote disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company recorded stock-based compensation expense of $9.7 million in connection with such vesting, which will be included in general and administrative expense and comprehensive loss for the three months ended June 30, 2021. The Company also advises the Staff that it has revised the disclosure on pages 17 and 93 of Amendment No. 1 to include this stock-based compensation expense in the numerator for its pro forma per share calculations for the year ended December 31, 2020. The Company determined to include the amount of the expense in the pro forma per share calculations for the year ended December 31, 2020 in order to give effect to the vesting and related expense during such period. As this stock-based compensation expense is a one-time expense, the Company advises the Staff that it did not then include the amount of the expense in the pro forma per share calculations for the three months ended March 31, 2021.

The Company also advises the Staff that the Series C preferred stock financing involved two separate closings during the month of May 2021. In connection with the first closing, 553,341 restricted stock awards vested. In connection with the second closing, 18,133 restricted stock awards vested. The Company advises the Staff that the 571,474 shares noted in the Summary Consolidated Financial and Operating Data section represents the aggregate number of restricted stock awards that vested, whereas the 553,341 shares disclosed in the Company’s subsequent event footnote disclosure represents only those shares that vested in connection with the first closing of the Series C preferred stock financing. At the time that the subsequent event footnote and the related procedures were finalized, the second closing had not yet occurred. The Company has determined that the number of shares that vested in connection with the second closing was not material and thus did not require an update to the subsequent event footnote disclosure. However, in response to the Staff’s comment, the Company has revised the subsequent event footnote disclosures on page F-66 of Amendment No. 1 to include the vested price per share.

2.
We note you revised the reconciliation of adjusted gross profit in response to prior comment 5. However, you continue to present adjusted gross profit without providing the comparable GAAP measure with equal or greater prominence specifically on page 16 and page 63. Please revise. Refer to Question 102.10 of the non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 66 of Amendment No. 1.

June 23, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended December 31, 2019 and 2020, page 77

3.
We note your revised disclosures in response to prior comment 8.  Please further revise here to separate the $137.6 million impact from acquisitions on fiscal 2020 revenues between the acquisitions closed in each of 2019 and 2020.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No. 1.

Interim Consolidated Financial Statements
Note 11. Stock-Based Compensation, page F-62

4.
We note your response to prior comment 25 in your May 10, 2021 letter.  Please provide us with a breakdown of any additional equity awards granted since March 31, 2021 and include the fair value of the underlying common stock used to value such awards.  Also, provide us with the estimated IPO price range and explain the reasons for any significant differences between the mid-point of the price range and your recent grants, including all grants made during fiscal 2021.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to its letter, dated June 4, 2021 (the “Preliminary Price Range Letter”), setting forth a preliminary price range and explaining the reasons for differences between the mid-point of the preliminary price range and the Company’s most recent grants. The Company advises the Staff that no additional equity awards have been granted since March 31, 2021 and that the fair value of any grants made in connection with the initial public offering (the “IPO”) will be based on the final IPO price per share. Further to the Company’s Preliminary Price Range Letter, the Company advises the Staff that is has revised the disclosure on page 93 of Amendment No. 1.

General

5.
We note that you highlight annual revenue, revenue CAGR and adjusted EBITDA in your graphic disclosures while presenting net loss information in a footnote disclosure.  Please revise to provide a more balanced presentation of the company’s financial health by presenting net loss information with equal prominence to your other measures. Also, revise to present the most comparable GAAP measure to adjusted EBITDA with equal or greater prominence.  Refer to Securities Act Forms C&DI 101.02 and Question 102.10 of the non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has removed the graphic disclosures.

***

June 23, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1623 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Eric Remer, Chief Executive Officer, EverCommerce Inc.
Lisa Storey, General Counsel, EverCommerce Inc.
Marc D. Jaffe, Latham & Watkins LLP
Thomas Holden, Ropes & Gray LLP
Rachel Phillips, Ropes & Gray LLP